

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

<u>Via E-mail</u>
Chang-Koo Kang
Chief Financial Officer
Harvest Operations Corp.
2100, 330 - 5th Ave. SW
Calgary, Alberta, Canada T2P 0L4

>   **Re: Harvest Operations Corp.**
>   **Form 20-F for Fiscal Year Ended December 31, 2011**
>   **Filed April 30, 2012**
>   **Response Letter Dated October 10, 2012**
>   **File No. 333-121620**

Dear Mr. Kang:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Business Overview, page 25</u>

<u>Net Reserves (Harvest's Share After Royalties), page 31</u>

1.   We acknowledge your response to comment 2 in our letter dated September 26, 2012 with respect to amending the tabular disclosure on pages 32 and 33 in the Form 20-F/A filing to exclude a total of the proved plus probable reserves.

Please confirm to us that you are also proposing to amend the disclosure in the Form 20-F/A filing relating to the proportion of the Company's reserves evaluated by each of your third party Independent Reserves Evaluators. We note your prior disclosure was based on a proved plus probable percentage basis.

2.   We acknowledge your response to comment 3 in our letter dated September 26, 2012 with respect to the fact that it has not yet been five years since the time the Company acquired and initially reported the BlackGold reserves and the date of your present filing.

For purposes of determining the five year period, Item 1203(d) identifies the initial disclosure and date thereof as the starting reference date; therefore, the proved undeveloped reserves initially disclosed in a filing should be subject to a development plan resulting in their conversion to proved developed reserves in a period no more than five years thereafter. Please tell us what circumstances control the pace of development of your BlackGold oil sands project. Furthermore, tell us how you have considered those circumstances in determining your proved undeveloped reserves meet the requirements set forth in Item 1203(d) of Regulation S-K, Rule 4-10(a)(31) of Regulation S-X and the specific circumstances as noted in the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009.

Item 16F – Change in Registrant's Certifying Accountant, page 84

3.   We have considered your proposed revisions in response to comment 5 in our letter dated September 26, 2012. It does not appear that you have addressed the 2009 fiscal year as required by Item 16F(a)(1)(ii) and (iv) of Form 20-F. In this regard, your disclosure should include reference to the two most recent fiscal years (i.e., 2009 and 2010) and the subsequent interim period preceding the resignation of your former accountant (i.e., from January 1, 2011 to August 11, 2011).

Exhibits 15.1 and 15.2

4.   We acknowledge your response to comment 8 in our letter dated September 26, 2012 with respect to amending Exhibits 15.1 and 15.2 in the Form 20-F/A filing in part to exclude a total of the proved plus probable reserves. However, we note the draft of the revised Exhibit 15.1 retains disclosure expressing the proportion of the Company's total proved and total proved plus probable reserves covered by the report. Please obtain an amended report to express the proportion of the Company's total proved and total probable reserves covered by the report.

Exhibit 15.1

5.   We acknowledge your response to comment 11 in our letter dated September 26, 2012 with respect to amending Exhibit 15.1 in the Form 20-F/A filing in part to include the average realized prices by product for the reserves included in the report of your third party engineers. However, the proposed amendment provides a single average realized crude oil price in lieu of the individual light/medium and heavy crude prices. As such, the proposed average realized crude oil price is not consistent with the reporting basis for the net reserve quantities or consistent with the corresponding benchmark crude oil prices

as provided. Please obtain an amended report that presents the average realized prices for light/medium oil and for heavy oil.

Exhibit 15.2

6.   We note the report of your third party engineers is structured in a manner intended to correspond to the itemized list of disclosures for the report as set forth in Item 1202(a)(8) of Regulation S-K. Furthermore, we note a statement to that effect in the opening section of the report. In reviewing the amended draft of the report of your third party engineers, proposed for inclusion in the Form 20-F/A filing, we note the report now includes certain disclosures whose item numbers do not correspond to the item number for that disclosure as set forth in Item 1202(a)(8) of Regulation S-K. Specifically item x in the report refers to "a summary of the Company reserves evaluated by us is provided in item iii" whereas Item 1202(a)(8)(x) is the signature of the third party. Furthermore, item xi in the report which denotes Myron J. Hladyshevsky as the technical person primarily responsible for overseeing the preparation of Harvest's reserves estimates is actually a disclosure required under Item 1202(a)(7) of Regulation S-K. Please obtain an amended report such that the disclosures and item numbers match those found in Item 1202 of Regulation S-K or obtain an amended report that removes the statement suggesting that the numbering of the disclosure items presented in the report correspond to those as set forth in Item 1202 of Regulation S-K.

7.   In reviewing the amended draft of the report of your third party engineers, proposed for inclusion in the Form 20-F/A filing, we note the statement providing the oil equivalency factors as previously provided in Exhibit 15.2 has been deleted. As the report discloses net reserves as oil equivalent amounts, Instruction 3 to paragraph (a)(2) in Item 1202 of Regulation S-K requires that the report include a disclosure of the basis for such equivalency. Please obtain an amended report that includes the appropriate disclosure.

        You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                                                Sincerely,

                                                /s/ A.N. Parker *for*

                                                H. Roger Schwall
                                                Assistant Director